UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 12, 2026

INTEC BIOPLASTICS, INC.

(Exact name of issuer as specified in its charter)

Wyoming	84-3948241
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

10648 Painter Avenue, Santa Fe Springs, California	90670
(Address of principal executive offices)	(Zip Code)

(424) 443-9262

(Issuer's telephone number, including area code)

Common Stock, $0.00001 par value per share

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers.

On May 12, 2026, at a special meeting of the shareholders of Intec Bioplastics, Inc. (the “Company”) held at 1:30 p.m. Pacific Time, a majority of the Company's shareholders voted to remove Hector Hernandez from his positions as Chief Executive Officer, President, Secretary, and Treasurer of the Company, effective immediately. Mr. Hernandez was also removed from the Company's Board of Directors, effective immediately. As a result of this action, Mr. Hernandez ceased serving as the Company's principal executive officer, principal financial officer, and principal accounting officer as of May 12, 2026. Mr. Hernandez continues to serve as an employee of the Company involved in operations.

The shareholder action removing Mr. Hernandez was not the result of any disagreement with the Company on any matter relating to the Company's operations, policies, or practices, including any matter relating to the Company's financial reporting or accounting.

On May 15, 2026, at a meeting of the Company's shareholders, a majority of the Company's shareholders voted to appoint Robert Liska as Chief Executive Officer, President, Secretary, and Treasurer of the Company, effective immediately. Mr. Liska was also appointed to the Company's Board of Directors, effective immediately. Mr. Liska will serve as the Company's principal executive officer, principal financial officer, and principal accounting officer.

Biographical Information of Robert Liska

Robert Liska, age 57, has more than 25 years of experience leading and supporting business ventures across the United States, Europe, and Asia. Mr. Liska began his career at Durotech-Airlessco, a family-founded pioneer in airless spray equipment, where he gained extensive experience in operations, product development, and international business. He has also served for more than 20 years as a commercial apartment building manager, overseeing the full scope of business operations, and has been involved in prototyping and designing products in the research and development stages. Prior to his appointment as Chief Executive Officer, Mr. Liska served as Vice President of the Company beginning in 2025. Mr. Liska holds a Bachelor of Science degree in Sports Coaching from Pepperdine University.

There are no arrangements or understandings between Mr. Liska and any other person pursuant to which Mr. Liska was appointed to his positions with the Company. There are no family relationships between Mr. Liska and any director or executive officer of the Company.

The Company has not yet entered into an employment agreement, consulting agreement, or other compensatory arrangement with Mr. Liska in connection with his appointment as Chief Executive Officer, President, Secretary, and Treasurer. The Company will disclose the material terms of any such arrangement by amendment to this Current Report on Form 1-U or in a subsequent filing as required under Regulation A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEC BIOPLASTICS, INC.

By:	/s/ Robert Liska
Name:	Robert Liska
Title:	Chief Executive Officer, President, Secretary and Treasurer
Date:	May 18, 2026